Delisting Determination, The Nasdaq Stock Market, LLC, January 13, 2026 DT Cloud Acquisition Corporation
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the securities of DT Cloud Acquisition Corporation effective at the opening of the trading session on January 26, 2026. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5450(b)(2)(B), 5450(b)(2)(A), and 5450(b)(2)(C).The Company was notified of the Staff determination on November 12, 2025.
The Company did not appeal Staff's Delist Determination Letter.

The Company securities was suspended on November 21, 2025. The
Staff determination to delist the Company securities became final on November 21, 2025.